Exhibit 99.1

Paris, September 13, 2005

Note: This press release contains consolidated, unaudited earnings established under IFRS and reviewed by the External Auditors and by Vivendi Universal’s Audit Committee. They were established by the Management Board on September 6, 2005 and reviewed by the Supervisory Board on September 12, 2005.

Vivendi Universal: Strong increase in First Half 2005 results, yearly guidance to be exceeded
•	Earnings per share: €1.01 compared to €0.3 in the first half of 2004.

•	Earnings from operations: €1, 994 million, an increase of 31% on a comparable basis[1].

•	Adjusted net income[2]: €1,162 million, compared to €344 million in the first half of 2004.

•	Net income: €1,260 million, an increase of 49%.

Comments by Jean-Bernard Lévy,
Chief Executive Officer of Vivendi Universal

“Combining growth and profitability, Vivendi Universal is in great shape and reflects its potential in a now stable environment.
“We will exceed our announced 2005 adjusted net income target for the year of at least €1.8 billion.
“We reconfirm our previously announced intention to distribute a dividend equaling 50% of our adjusted net income.
“In this first half of 2005, I highlight the vitality of our businesses and the impressive series of successes: Canal+ had the best first half year period in 14 years in terms of new subscriptions; UMG made significant market share gains; World of Warcraft, with four million players at end of August 2005, has been a worldwide success and enabled Vivendi Universal Games to return to profitability; SFR successfully launched 3G services; and, finally, Maroc Telecom has shown extraordinary dynamism in its mobile and ADSL businesses.
“Our drivers of growth are already in place: the digital distribution of music, acquisition of content and the development of new distribution platforms in pay-TV, and third-generation mobile networks that will offer consumers even more innovative services.
“2005 is also a year of major investments in the creation and acquisition of content, in networks, and in distribution platforms. Innovative projects have been launched across the Group, and our

[1]	For a definition of comparable basis see the Appendix IV.

[2]	For a definition of adjusted net income see Appendix III.

businesses are working together on a number of them. The ability to do this is an advantage for us and one that is not available to our competitors.
“Through these investments and innovative projects, Vivendi Universal is assuring its future”.
Comments on the Group’s consolidated results for the first half of 2005
Consolidated revenues amounted to €9,131 million compared to €8,406 million in the first half of 2004. On a comparable basis1, revenues rose by 7% (or by 8% at constant currency) to €9,086 million compared to €8,479 million. All of the group’s business units contributed to this improvement.
Earnings from operations totaled €1,994 million versus €1,491 million. On a comparable basis, earnings from operations increased by 31% (and by 31% at constant currency) to €1,966 million. This growth was due to very good performances in music (up €90 million) and the return to breakeven of games (up €181 million), as well as continuing growth in telecommunications (up €167 million). This improvement occurred despite, in the case of Canal+, the impact of substantial commercial investments made in anticipation of the exclusive football broadcasting rights and the impact of a temporary downturn in the film business (down €24 million).
Income from equity affiliates amounted to €172 million versus €163 million. In the first half of 2005, income from equity affiliates included 6 months of equity in NBC Universal’s earnings (€188 million) compared to 50 days in the first half of 2004 representing a €118 million increase. This was offset by the absence of a contribution from Elektrim Telekomunikacja in the first half of 2005 (compared to a profit of €79 million as of June 30, 2004).
Interest amounted to -€101 million versus -€273 million in the first half of 2004. This positive development was achieved through a reduction in average amount of borrowings (€6.8 billion in the first half of 2005 versus €11.4 billion in the first half of 2004), as well as an improvement in financial terms, mainly because of the Group’s return to “Investment Grade.” In the first half of 2005, the average borrowing costs were 3.61%, substantially less than costs of 5.26% in the first half of 2004.
Provision for income taxes totaled -€385 million versus -€555 million in the first half of 2004. The increase in the tax charge resulting from the rise in pre-tax income was more than offset by the positive impact of the Consolidated Global Profit Tax System (up €250 million). In 2004, the impact of the Consolidated Global Profit Tax System was not accounted for until the third quarter, following the agreement obtained on August 22, 2004.
Adjusted net income, attributable to equity holders of the parent, was €1,162 million (earnings per share of respectively €1.01 and €1.01 diluted), as compared to an adjusted net income of €344 million in the first half of 2004 (earnings per share of respectively €0.30 and €0.30 diluted). This improvement of €818 million was mainly due to the increase in earnings from operations (up €503 million), the reduction in the interest (up €172 million), and the reduction in provision for income taxes (again, an improvement of €172 million).
Net income totaled €1,260 million (earnings per share of respectively €1.10 and €1.09 diluted), as compared to €844 million in the first half of 2004 (earnings per share of respectively €0.74 and €0.74 diluted).

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Vivendi Universal’s Media and Telecommunication businesses:
Comments on first half 2005 earnings from operations
Universal Music Group (UMG):
UMG’s earnings from operations amounted to €142 million and were up 178% versus the earnings of the first half of 2004 on a comparable basis and at constant currency. This strong growth reflected the improvement in margins caused by higher sale volumes (both physical and digital), and continued lower restructuring costs, partially offset by an increase in marketing expenses.
Vivendi Universal Games (VUG):
VUG’s earnings from operations were €13 million, as compared to a loss of €168 million in the first half of 2004. This significant improvement reflects the combined impact on margins of the increase in net sales and reduced operating expenses as a result of the recovery plan introduced in 2004. Earnings from operations also benefited from the massive commercial success of World of Warcraft (4 million players at the end of August) and a strong increase of subscriptions with higher margins.
Earnings from operations in the first half of 2004 included approximately €90 million of non-recurring items relating to restructuring costs, the cancellation of some products, and write-offs of certain titles.
Canal+ Group:
Canal+ Group’s earnings from operations were €198 million in the first half of 2005. Earnings from operations, in line with the budget, were slightly lower than the same period last year.
This evolution reflects the company’s investment strategy, and particularly the effort made in the commercial and marketing areas.
During the first half of 2005, and prior to the launch of French football League 1, for which Canal+ Group holds exclusive broadcasting rights, Canal+ and CanalSat’s recruitment reached almost 450,000 new subscriptions, a rise of 16% versus the first half of 2004.
Earnings from operations for the company’s film business were affected by temporary calendar events that should be recovered by business activity in the second half of 2005.
SFR:
Following the merger between Cegetel and neuf Telecom, announced the 11th of May and closed the 22nd of August, that has led to the formation of the leading French alternative operator for fixed telecommunication services, and in accordance with IFRS, SFR’s fixed business – the Cegetel subsidiary – is no longer included in Vivendi Universal’s earnings from operations. Consequently, the figures published for SFR in 2004 and 2005 solely concern the mobile business.
SFR’s earnings from operations rose by 12% to €1,340 million. This growth was due to the 9% increase in network revenues (excluding re-billing of call terminations between mobile operators), customer acquisition and retention costs that were unchanged from the first half of 2004 at 10.9% of network revenues (excluding call terminations), and strict control of other costs.

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Maroc Telecom:
Maroc Telecom had earnings from operations of €341 million, up 11% on the first half of 2004 (or 9% at constant currency and on a comparable basis). Growth in revenues of 17% (14% at constant currency and on a comparable basis) was reduced by an additional charge of €28 million connected with the voluntary redundancy plan that was introduced at the end of 2004. Excluding this non-recurring item, growth in earnings from operations would have been 20%, or 18% at constant currency and on a comparable basis.

Important disclaimer
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : the prospects for 2005 adjusted net income set forth above may differ from Vivendi Universal’s prior forecast regarding adjusted net income; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are urged to read those documents at the Commission’s website (www.sec.gov) and the Autorité’s website (www.amf-france.org). Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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Press conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Tuesday, September 13, 2005
11:00 AM Paris time – 10:00 AM London time — 5:00 AM New York time
Address: Vivendi Universal Head Office, 42 Avenue de Friedland, 75008 Paris
Internet: The conference can be followed on the Internet at http://www.vivendiuniversal.com
Analyst conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Tuesday, September 13, 2005
3:30 PM Paris time – 2:30 PM London time – 9:30 AM New York time
Media invited on a listen-only basis
Numbers to dial:
Number in France: +33(0)1.71.23.04.22
Number in UK: +44(0)20.7784.1017
Number (US toll free): 1.866.239.0750 or (US toll): +1.718.354.1158
Replay details (replay available for 7 days):
France: +33(0)1.71.23.02.48 – Access code: 6343941#
UK: +44(0)20.7784.1024 – Access code: 7139345#
US: 1.866.883.4489 (Toll free) or 1.718.354.1112 – Access code: 7139345#
Internet: The conference can be followed on the Internet at http://www.vivendiuniversal.com/ir
The slides of the presentation will also be available online.
CONTACTS:

Media	Investor Relations

Paris Antoine Lefort +33 (0) 1 71 71 11 80 Agnès Vétillart +33 (0) 1 71 71 30 82 Alain Delrieu +33 (0) 1 71 71 10 86 New York Flavie Lemarchand-Wood +(1) 212.572.1118	Paris Daniel Scolan +33 (0) 1 71 71 32 91 Laurence Daniel +33 (0) 1 71 71 12 33 Edouard Lassalle +33 (0) 1 71 71 30 45 New York Eileen McLaughlin +(1) 212.572.8961

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APPENDIX I
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS FOR THE SIX MONTHS ENDED JUNE 30,
2005 AND 2004
(IFRS, unaudited)

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
(In millions of euros, except per share amounts)	1st Half Ended June 30,		1st Half Ended June 30,
	2005	2004	2005	2004
Revenues	€9,131	€8,406	€9,131	€8,406	Revenues
Cost of revenues	(4,438)	(4,346)	(4,438)	(4,346)	Cost of revenues

Margin from operations	4,693	4,060	4,693	4,060	Margin from operations
Earnings from operations	1,994	1,491	1,994	1,491	Earnings from operations
Other income from ordinary activities	42	51	42	51	Other income from ordinary activities
Other charges from ordinary activities	(154)	(9)	—	—
Income from equity affiliates	172	163	172	163	Income from equity affiliates

Earnings before interest and income taxes	2,054	1,696	2,208	1,705	Earnings before interest and income taxes
Interest	(101)	(273)	(101)	(273)	Interest
Other financial charges and income	258	(370)	—	—

Interest and other financial charges and income	157	(643)	(101)	(273)	Interest and other financial charges and income

Earnings before income taxes and discontinued operations	2,211	1,053	2,107	1,432	Earnings before income taxes and discontinued operations
Provision for income taxes	(385)	(555)	(392)	(564)	Provision for income taxes

Earnings from continuing operations	1,826	498	1,715	868	Earnings from continuing operations
Earnings from discontinued operations (b)	(34)	898	—	—

Earnings	€1,792	€1,396	€1,715	€868	Adjusted net income

Attributable to:					Attributable to:
Equity holders of the parent	€1,260	€844	€1,162	€344	Equity holders of the parent
Minority interests	532	552	553	524	Minority interests

Earnings attributable to the equity holders of the parent per share — basic	€1.10	€0.74	€1.01	€0.30	Adjusted net income attributable to the equity holders of the parent per share — basic

Earnings attributable to the equity holders of the parent per share — diluted	€1.09	€0.74	€1.01	€0.30	Adjusted net income attributable to the equity holders of the parent per share — diluted
(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.
(b)	Including 72% of Cegetel’s earnings. In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR group was qualified as discontinued operation. The first half of 2004 also included 80% of Vivendi Universal Entertainment’s earnings generated over the period (€163 million) as well as capital gain on VUE divestiture (€739 million).
For supplementary information, please refer to Vivendi Universal’s financial report that will be posted on Vivendi Universal’s website on September 13, 2005 after the Analyst Conference.
Please note that:
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as of December 31, 2005, as approved by the European Union (EU). The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.
At this prospect, first half consolidated financial statements were prepared for the first time in application of, on the one hand, IFRS accounting and valuation principles which should be applicable in the EU and applied by the company for the establishment of the 2005 consolidated financial statements, as described in the notes of financial statements ended June 30, 2005 and of, on the other hand, the information presentation rules applicable to interim consolidated financial statements as defined in the AMF’s General Rule. They include for comparison purposes, data related to the full year of 2004 and to the first half of 2004, adjusted according to the same rules.
Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31, 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 financial information, on final and definitive reporting of the first IFRS consolidated financial statements.
Please refer to Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.

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APPENDIX II
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS FOR THE THREE MONTHS ENDED JUNE 30,
2005 AND 2004
(IFRS, unaudited)

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
(In millions of euros, except per share amounts)	2nd Quarter Ended		2nd Quarter Ended
	2005	2004	2005	2004
Revenues	€4,622	€4,274	€4,622	€4,274	Revenues
Cost of revenues	(2,131)	(2,194)	(2,131)	(2,194)	Cost of revenues

Margin from operations	2,491	2,080	2,491	2,080	Margin from operations
Earnings from operations	1,082	792	1,082	792	Earnings from operations
Other income from ordinary activities	23	28	23	28	Other income from ordinary activities
Other charges from ordinary activities	(154)	(9)	—	—
Income from equity affiliates	110	87	110	87	Income from equity affiliates

Earnings before interest and income taxes	1,061	898	1,215	907	Earnings before interest and income taxes
Interest	(57)	(131)	(57)	(131)	Interest
Other financial charges and income	265	(257)	—	—

Interest and other financial charges and income	208	(388)	(57)	(131)	Interest and other financial charges and income

Earnings before income taxes and discontinued operations	1,269	510	1,158	776	Earnings before income taxes and discontinued operations
Provision for income taxes	(222)	(337)	(232)	(328)	Provision for income taxes

Earnings from continuing operations	1,047	173	926	448	Earnings from continuing operations
Earnings from discontinued operations (b)	(7)	785	—	—

Earnings	€1,040	€958	€926	€448	Adjusted net income

Attributable to:					Attributable to:
Equity holders of the parent	€758	€678	€640	€182	Equity holders of the parent
Minority interests	282	280	286	266	Minority interests

Earnings attributable to the equity holders of the parent per share — basic	€0.66	€0.59	€0.56	€0.16	Adjusted net income attributable to the equity holders of the parent per share -
Earnings attributable to the equity holders of the parent per share — diluted	€0.66	€0.59	€0.55	€0.16	Adjusted net income attributable to the equity holders of the parent per share -
(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.

(b)	Including 72% of Cegetel’s earnings. In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR group was qualified as discontinued operation. The second quarter of 2004 also included 80% of Vivendi Universal Entertainment’s earnings generated over the period as well as capital gain on VUE divestiture.

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APPENDIX III
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST HALF OF 2005 AND
THE FIRST HALF OF 2004
(IFRS, unaudited)
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary activities, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

2nd quarter ended June 30,					1st half ended June 30,
2005	2004	(In millions of euros)			2005	2004
€758	€678	Earnings attributable to equity holders of the parent	(a	)	€1,260	€844
		Adjustments
154	9	Other charges from ordinary activities	(a	)	154	9
(265)	257	Other financial charges and income	(a	)	(258)	370
7	(785)	Earnings from discontinued operations	(a	)	34	(898)
(10)	9	Provision for income taxes in adjustments			(7)	(9)
(4)	14	Minority interests in adjustments			(21)	28

€640	€182	Adjusted net income attributable to equity holders of the parent			€1,162	€344

(a)	As reported in the Consolidated Statement of Earnings.

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APPENDIX IV
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS BY BUSINESS
SEGMENT
(IFRS, unaudited)
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004.

2nd quarter ended June 30,					1st half ended June 30,
		%	% Change				%	% Change
2005	2004	Change	at constant	(In millions of euros)	2005	2004	Change	at constant
			currency					currency
				Revenues
€1,054	€1,043	1%	5%	Universal Music Group	€2,092	€1,976	6%	9%
125	71	76%	83%	Vivendi Universal Games	238	148	61%	67%
816	827	-1%	-2%	Canal+ Group	1,652	1,651	0%	-1%
2,160	1,986	9%	9%	SFR (a)	4,239	3,922	8%	8%
454	396	15%	16%	Maroc Telecom	877	779	13%	14%
(2)	8	na*	na*	Non core operations and elimination of intercompany transactions (b)	(12)	3	na*	na*

€4,607	€4,331	6%	7%	Total Vivendi Universal	€9,086	€8,479	7%	8%

				Earnings from Operations
€106	€56	89%	91%	Universal Music Group	€142	€52	x3	x3
2	(120)	na*	na*	Vivendi Universal Games	13	(168)	na*	na*
66	121	-45%	-46%	Canal+ Group	170	194	-12%	-13%
738	637	16%	16%	SFR (a)	1,340	1,197	12%	12%
161	157	3%	3%	Maroc Telecom	341	317	8%	9%
(20)	(67)	70%	69%	Holding & Corporate	(67)	(111)	40%	39%
29	17	71%	71%	Non core operations (b)	27	22	23%	27%

€1,082	€801	35%	35%	Total Vivendi Universal	€1,966	€1,503	31%	31

na*: not applicable.
(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR group was qualified as discontinued operation. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operation (including the distribution subsidiaries).

As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €449 million for the first half 2005 (including €232 million for the second quarter). 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €417 million for the first half of 2004 (including €213 million for the second quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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APPENDIX V
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED
(IFRS, unaudited)

2nd quarter ended June 30,				1st half ended June 30,
2005	2004	% Change	(In millions of euros)	2005	2004	% Change
			Revenues
€1,054	€1,089	-3%	Universal Music Group	€2,092	€2,066	1%
125	71	76%	Vivendi Universal Games	238	148	61%
816	910	-10%	Canal+ Group	1,697	1,828	-7%
2,175	1,763	23%	SFR (a)	4,239	3,485	22%
454	380	19%	Maroc Telecom	877	748	17%
(2)	61	na*	Non core operations and elimination of intercompany transactions (b)	(12)	131	na*

€4,622	€4,274	8%	Total Vivendi Universal	€9,131	€8,406	9%

			Earnings from Operations
€106	€34	x3	Universal Music Group	€142	€23	x6
2	(120)	na*	Vivendi Universal Games	13	(168)	na*
66	133	-50%	Canal+ Group	198	205	-3%
738	637	16%	SFR (a)	1,340	1,197	12%
161	152	6%	Maroc Telecom	341	308	11%
(20)	(67)	70%	Holding & Corporate	(67)	(111)	40%
29	23	26%	Non core operations (b)	27	37	-27%

€1,082	€792	37%	Total Vivendi Universal	€1,994	€1,491	34%

na*: not applicable.
(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR group was qualified as discontinued operation. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operation (including the distribution subsidiaries as of April 1, 2005).

In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €449 million for the first half 2005 (including €232 million for the second quarter). 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €417 million for the first half of 2004 (including €213 million for the second quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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